SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Fresh Ideas Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35804V204
(CUSIP Number)

BRIGHT PRAISE ENTERPRISES LIMITED
No. 87 No. 8 Coastal Way, Floor 2, Construction Bank, FTZ
Tianjin Province, The People’s Republic of China
Attention: Tong Shiping
Tel: (86) 22-2576-2771

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or Rule 13d-1(g), check the following box     ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35804V204			Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS	Bright Praise Enterprises Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)		(a) ☐
			(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) OO (See Item 3 Below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
			British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER	11,700,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
THE	9	SOLE DISPOSITIVE POWER	11,700,000
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY		11,700,000
	THE REPORTING PERSON

12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW		☐
	(11) EXCLUDES CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT
	IN ROW (11)		64.64%

14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 35804V204				Page 4 of 8 Pages

	1	NAME OF REPORTING PERSONS	Choi Chun Leung Robert

	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(see instructions)		(a) ☐
(b) ☑

	3	SEC USE ONLY

	4	SOURCE OF FUNDS (see instructions) OO (See Item 3)

	5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

	6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF		7	SOLE VOTING POWER	11,700,000*
SHARES
BENEFICIALLY		8	SHARED VOTING POWER	0
OWNED BY
THE		9	SOLE DISPOSITIVE POWER	11,700,000*
REPORTING
PERSON WITH		10	SHARED DISPOSITIVE POWER	0

	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY		11,700,000*
THE REPORTING PERSON

	12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW		☐
(11) EXCLUDES CERTAIN SHARES (see instructions)

	13	PERCENT OF CLASS REPRESENTED BY AMOUNT
		IN ROW (11)		64.64%

	14	TYPE OF REPORTING PERSON (see instructions)		IN

*Through his position as the sole director and shareholder of Bright Praise Enterprises Limited, Mr. Choi Chun Leung Robert has the power to dispose or direct the disposition of the 11,700,000 shares of Common Stock held by Bright Praise Enterprises Limited. As a result, Mr. Choi Chun Leung Robert may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of the Common Stock of Fresh Ideas Media, Inc.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”), relates to the common stock, par value $0.001 (“Common Stock”) of Fresh Ideas Media, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at No. 87 No. 8 Coastal Way, Floor 2, Construction Bank, FTZ, Tianjin Province, The People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Bright Praise Enterprises Limited (“Bright Praise”) and Mr. Choi Chun Leung Robert. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

(b)-(c) Bright Praise is a British Virgin Islands corporation. Bright Praise is an offshore entity and does not currently have any operations. The address of Bright Praise’s principal office and principal place of business is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

Mr. Choi Chun Leung Robert is a natural person and his principal occupation is the sole director of Bright Praise. The address of his principal office and principal place of business is Room 4, 25/F, Block E, Garden Vista, No. 15-17 On King Street, Shatin, New Territories, Hong Kong. Mr. Choi Chun Leung Robert is the sole director and shareholder of Bright Praise, and in such position, he has the sole power to dispose of or direct the disposition of the shares of Common Stock held by Bright Praise.

(d)-(e) During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Choi Chun Leung Robert is a citizen of Hong Kong.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 10, 2008, pursuant to a Share Exchange Agreement (the “Exchange Agreement”) by and among the Issuer, Bright Praise, and Ever Auspicious International Limited, a Hong Kong Company (“HKCo”), Bright Praise exchanged its shares of capital stock of HKCo for an aggregate of 11,700,000 newly-issued shares of the Issuer’s Common Stock, representing approximately 64.64% of the issued Common Stock (the “Exchange”). The closing of the Exchange (the “Closing”) occurred on the same day (the “Closing Date”). As a result of the Exchange, HKCo became the Issuer’s wholly owned subsidiary, and Bright Praise became the Issuer’s majority stockholder.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of Bright Praise’s acquisition of the Issuer’s Common Stock was to acquire control of the Issuer and to have the operations of HKCo be the primary operations of the Issuer.

Effective as of the Closing Date, (a) the officers of the Issuer were replaced with the officers of Tianjin Seashore New District Shisheng Business Trading Group Co. Ltd. (“Shisheng”), the wholly owned PRC subsidiary of HKCo, and (b) Ms. Alice Terry Ray, a director of the Issuer, resigned and Mr.Tong Shiping, the new Chief Executive Officer and President of the Issuer, was appointed as a director and a Chairman of the Board of the Issuer. Upon the expiration of the ten (10) day time period following the mailing of the Schedule 14F-1, Howard S. Barth, Gao Yang , Qu Zhong , Kong Xiaoyan, Yang Bin and Cheng Weihong will be appointed as directors of the Issuer, and the resignation of Mr. Phillip E. Ray as director will become effective.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition.

(c) Neither of the Reporting Person has effected any transactions in the Common Stock in the past sixty days.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 10, 2008, the Issuer entered into the Exchange Agreement with HKCo and Bright Praise. The Issuer acquired all of the issued and outstanding securities of HKCo from Bright Praise in exchange for an aggregate of 11,700,000 newly issued shares of the Issuer’s Common Stock, representing approximately 64.64% of the issued and outstanding Common Stock. The Closing occurred on the same day. As a result of the Exchange, HKCo became the Issuer’s wholly owned subsidiary, and Bright Praise became the Company’s majority stockholder.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated November 10, 2008

Exhibit 2. Share Exchange Agreement between Fresh Ideas Media, Inc., Ever Auspicious International Limited and Bright Praise Enterprises Limited, dated November 10, 2008 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed with the SEC on November 10, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 10, 2008

BRIGHT PRAISE ENTERPRISES LIMITED

By:	/s/ Robert Choi
Name: Choi Chun Leung Robert
Title: Director

Choi Chun Leung Robert

/s/ Robert Choi

[Signature Page to Schedule 13D]